SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

ASB Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

00213T109
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,148
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 56,148
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.28%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,260
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 148,260
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.39%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00213T109

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 263,959
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 263,959
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.03%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00213T109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1").  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 263,959 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $4,994,652, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 24, 2015, Mr. Seidman sent a letter to Suzanne S. DeFerie, President and CEO of the Issuer, confirming that discussions between the Issuer and Mr. Seidman regarding ways to maximize shareholder value had terminated without a satisfactory conclusion.  Accordingly, the Reporting Persons intend to exercise their rights as shareholders of the Issuer, which may include, without limitation, seeking representation on the Issuer's Board of Directors.

CUSIP No. 00213T109

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 4,378,411 Shares outstanding, which is the total number of Shares outstanding as of March 31, 2015, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on May 8, 2015.

A.	SAL

(a)	As of the close of business on July 28, 2015, SAL beneficially owned 57,050 Shares.

       Percentage: Approximately 1.30%.

(b)	1. Sole power to vote or direct the vote: 57,050

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 57,050

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SAL during the past 60 days.

CUSIP No. 00213T109

B.	SIP

(a)	As of the close of business on July 28, 2015, SIP beneficially owned 35,074 Shares.

                               Percentage: Approximately 0.80%.

(b)	1. Sole power to vote or direct the vote: 35,074

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 35,074

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIP during the past 60 days.

C.	SIPII

(a)	As of the close of business on July 28, 2015, SIPII beneficially owned 56,148 Shares.

Percentage: Approximately 1.28%.

(b)	1. Sole power to vote or direct the vote: 56,148

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 56,148

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by SIPII during the past 60 days is set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on July 28, 2015, SIPIII beneficially owned 10,056 Shares.

Percentage: Approximately 0.23%.

(b)	1. Sole power to vote or direct the vote: 10,056

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 10,056

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIPIII during the past 60 days.

CUSIP No. 00213T109

E.	LSBK

(a)	As of the close of business on July 28, 2015, LSBK beneficially owned 28,213 Shares.

Percentage: Approximately 0.64%.

(b)	1. Sole power to vote or direct the vote: 28,213

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 28,213

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by LSBK during the past 60 days.

F.	Broad Park

(a)	As of the close of business on July 28, 2015, Broad Park beneficially owned 34,857 Shares.

Percentage: Approximately 0.80%.

(b)	1. Sole power to vote or direct the vote: 34,857

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 34,857

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by Broad Park during the past 60 days.

G.	2514 MSF

(a)	As of the close of business on July 28, 2015, 2514 MSF beneficially owned 13,736 Shares.

Percentage: Approximately 0.31%.

(b)	1. Sole power to vote or direct the vote: 13,736

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 13,736

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by 2514 MSF during the past 60 days.

CUSIP No. 00213T109

H.	CBPS

(a)	As of the close of business on July 28, 2015, CBPS beneficially owned 28,825 Shares.

Percentage: Approximately 0.66%.

(b)	1. Sole power to vote or direct the vote: 28,825

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 28,825

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by CBPS during the past 60 days.

I.	Veteri

(a)
Veteri, (i) as the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 35,074 Shares owned by SIP and the 56,148 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 28,213 Shares owned by LSBK and the 28,825 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 148,260 Shares.

Percentage: Approximately 3.39%.

(b)	1. Sole power to vote or direct the vote: 148,260

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 148,260

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days. The transaction in the Shares by SIPII is set forth on Schedule B and incorporated herein by reference.

J.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 10,056 Shares owned by SIPIII.

Percentage: Approximately 0.23%.

(b)	1. Sole power to vote or direct the vote: 10,056

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 10,056

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 00213T109

K.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 57,050 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 35,074 Shares owned by SIP and the 56,148 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 10,056 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 28,213 Shares owned by LSBK and the 28,825 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park and 2514 MSF, may be deemed the beneficial owner of the 34,857 Shares owned by Broad Park and the 13,736 Shares owned by 2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 263,959 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 6.03%.

(b)	1. Sole power to vote or direct the vote: 263,959

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 263,959

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transaction in the Shares during the past 60 days on behalf of SIPII is set forth on Schedule B and incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Signature Page to ASB Bancorp, Inc. Schedule 13D Amendment No. 1

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2015	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 00213T109

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Date Purch	Per Share*	Cost*	Shares
SIPII	6/17/2015	21.5533	129,320.00	6,000

*Includes brokerage commission.